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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.              )  *

Accredited Home Lenders Holding Co.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00437P107
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 70 Pages

Exhibit Index Found on Page 50

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 317,800 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 317,800 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,800 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,900 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,900 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,900 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,100 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,100 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,100 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,500 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,500 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,700 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,700 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,700 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 353,800 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 353,800 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,800 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noonday Capital Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 789,499 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 789,499 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,499 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 9 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 977,800 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 977,800 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,800 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon [See Preliminary Note]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299 [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299 [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299 [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noonday Asset Management, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 23 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noonday G.P. (U.S.), L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 24 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noonday Capital, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 25 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David I. Cohen
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 70 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saurabh K. Mittal
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 70 Pages

Preliminary Note: The Reporting Persons filed a Schedule 13G on November 13, 2006 (the “Schedule 13G”) reporting their ownership of 1,579,349 of the Company's Shares, representing approximately 6.3% of such class. Between the date of that Schedule 13G and March 5, 2007, the Reporting Persons acquired an additional 187,950 of the Company's Shares, representing approximately 0.7% of such class. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons' aggregate holdings to 1,767,299 Shares or 6.9% of such class.

This Schedule 13D also reports that effective as of January 1, 2007, Douglas M. MacMahon became a managing member of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C., two of the Reporting Persons listed below, and as such may be deemed to be a beneficial owner of the securities beneficially owned by such entities as of such date.

Item 1. Security And Issuer

This statement relates to shares of Common Stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co. (the “Company”). The Company’s principal offices are located at 15253 Avenue of Science, San Diego, California 92128.

Item 2. Identity And Background

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(v)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

Page 28 of 70 Pages

The Noonday Fund

(vii)	Noonday Capital Partners, L.L.C., a Delaware limited liability company (the “Noonday Fund”), with respect to the Shares held by it.

The Farallon Funds and the Noonday Fund are together referred to herein as the “Funds.”

The Management Company
(viii)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Shares held by certain accounts managed by the Management Company (the “Managed Accounts”).

The Farallon General Partner

(ix)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds and the managing member of the Noonday Fund (the “Farallon General Partner”), with respect to the Shares held by each of the Funds.

The Farallon Managing Members

(x)

The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Shares held by the Funds and the Managed Accounts: Chun R. Ding (“Ding”), William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Ding, Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

The Noonday Sub-adviser Entities

(xi)

Noonday G.P. (U.S.), L.L.C., a Delaware limited liability company which is a sub-investment adviser1 to each of the Funds and the Managed Accounts (the “First Noonday Sub-adviser”), with respect to all of the Shares held by the Noonday Fund and certain of the Shares held by the Farallon Funds and the Managed Accounts;

(xii)	Noonday Asset Management, L.P., a Delaware limited partnership which is a sub-investment adviser[1] to each of the Funds and the Managed

_________________________

1 The First Noonday Sub-adviser and the Second Noonday Sub-adviser entered into certain subadvisory arrangements with the Management Company and the Farallon General Partner effective as of January 1, 2005, pursuant to which the First Noonday Sub-adviser and the Second Noonday Sub-adviser were granted investment discretion over all of the assets of the Noonday Fund and certain of the assets of the Farallon Funds and the Managed Accounts.

Page 29 of 70 Pages

Accounts (the “Second Noonday Sub-adviser”), with respect to all of the Shares held by the Noonday Fund and certain of the Shares held by the Farallon Funds and the Managed Accounts; and

(xiii)

Noonday Capital, L.L.C., a Delaware limited liability company which is the general partner of the Second Noonday Sub-adviser (the “Noonday General Partner”), with respect to all of the Shares held by the Noonday Fund and certain of the Shares held by the Farallon Funds and the Managed Accounts.

The First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Noonday General Partner are together referred to herein as the “Noonday Sub-adviser Entities.”

The Noonday Managing Members

(xiv)

David I. Cohen (“Cohen”) and Saurabh K. Mittal (“Mittal”), the managing members of both the First Noonday Sub-adviser and the Noonday General Partner, with respect to all of the Shares held by the Noonday Fund and certain of the Shares held by the Farallon Funds and the Managed Accounts.

Cohen and Mittal are referred to herein as the “Noonday Individual Reporting Persons.” The Noonday Individual Reporting Persons and the Farallon Individual Reporting Persons are together referred to herein as the “Individual Reporting Persons.”

(b)          The address of the principal business office of (i) the Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111, (ii) the Noonday Sub-adviser Entities is 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202 and (iii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)          The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds and the managing member of the Noonday Fund. The principal business of the First Noonday Sub-adviser and the Second Noonday Sub-adviser is to act as a sub-investment adviser to the Funds and the Managed Accounts. The principal business of the Noonday General Partner is to act as the general partner of the Second Noonday Sub-adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)          None of the Funds, the Management Company, the Farallon General Partner, the Noonday Sub-adviser Entities or the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Funds, the Management Company, the Farallon General Partner, the Noonday Sub-adviser Entities or the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

Page 30 of 70 Pages

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Funds, the Management Company, the Farallon General Partner and the Noonday Sub-adviser Entities is set forth above. Each of the Individual Reporting Persons other than Mittal is a citizen of the United States. Mittal is a citizen of India.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Funds and the Managed Accounts is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
FCP	317,800	$9,411,325
FCIP	253,900	$7,520,015
FCIP II	22,100	$655,445
FCIP III	19,500	$580,372
Tinicum	10,700	$316,283
FCOI II	353,800	$10,509,600
Managed Accounts	789,499	$23,338,109

The consideration for such acquisitions was obtained as follows: (i) with respect to FCP, Tinicum and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP, Tinicum and FCOI II, at Goldman, Sachs & Co.; (ii) with respect to FCIP, FCIP II and FCIP III, from working capital; and (iii) with respect to the Managed Accounts, from the working capital of the Managed Accounts and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum, FCOI II and the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of The Transaction

The Reporting Persons filed a Schedule 13G on November 13, 2006 reporting their ownership of 1,579,349 Shares, representing approximately 6.3% of such class. Between the date of that Schedule 13G and March 5, 2007, the Reporting Persons acquired an additional 187,950 Shares, representing approximately 0.7% of such class. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons' aggregate holdings to 1,767,299 Shares or 6.9% of such class.

The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by each of the Farallon Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, each Reporting Person at any time and from time to time may acquire additional Shares in the future (including but not limited to the Shares into which the Warrants described in Item 6

Page 31 of 70 Pages

are convertible) or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

The Reporting Persons are filing this Schedule 13D to amend their previously filed Schedule 13G to report a change in their intentions. Within the last ten days, the Reporting Persons have engaged and intend to continue to engage in communications with one or more officers and/or members of the board of directors of the Company and/or other persons, and may in the future also engage in communications with one or more shareholders of the Company, regarding the Company, including but not limited to its operations, its business strategies, its capital structure and potential changes thereto, its need to raise additional debt or equity capital and/or the exploration of strategic alternatives and other potential strategies and/or transactions to enhance shareholder value. In particular, the Reporting Persons have had discussions with the Company, its officers, members of the board of directors and other persons regarding the possible acquisition of the Company by the Farallon Funds and intend to continue to have such discussions from time to time. The Reporting Persons may approach one or more senior executive officers of the Company or the Company with respect to such officers' or the Company's participation in any such possible transaction. During the course of any such communications, the Reporting Persons may propose, respond to and/or advocate one or more courses of action or transactions, which potential transactions may include the Reporting Persons or their affiliates as participants. However, there is no certainty that either the Reporting Persons or the Company will accept or make any such proposal or engage in any such course of action or transaction.

As reported in Item 6 below, certain of the Farallon Funds, the Management Company and a special purpose entity formed by the Management Company entered into the Commitment Letter with the Company and Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust, subsidiaries of the Company (the “Subsidiaries”), pursuant to which such Farallon Funds and the Managed Accounts or one or more new special purpose entities to be formed by the Management Company (any of the foregoing, the “Lenders”) would, subject to the conditions stated therein, extend term loans in the aggregate amount of $200 million to the Subsidiaries, and acquire certain warrants issued by the Company. As reported in Item 6 below, pursuant to the Commitment Letter the Lenders will have the right to appoint two board observers.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

(a)	The Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,530,000 Shares outstanding as of March 12, 2007 as confirmed by the Company on that date.

Page 32 of 70 Pages

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Funds in the past 60 days are set forth on Schedules A-G hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

Each of the Farallon General Partner, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

(e)	As of March 5, 2007, the Noonday Fund is not the beneficial owner of any Shares.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule H hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

Each of the Management Company, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Managed Accounts as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

(e)	Not applicable.

(c)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

Page 33 of 70 Pages

(d)

Each of the Farallon General Partner, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

(e)	Not applicable.

(d)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

Each of the Farallon General Partner, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Funds as reported herein. Each of the Management Company, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Managed Accounts as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

(e)	Not applicable.

(e)	The Noonday Sub-adviser Entities

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Sub-adviser Entity is incorporated herein by reference for each such Noonday Sub-adviser Entity.

(c)	None.

(d)

Each of the Farallon General Partner, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Funds as reported herein. Each of the Management Company, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends

Page 34 of 70 Pages

relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Managed Accounts as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

(e)	As of March 5, 2007, the Noonday Sub-adviser Entities may no longer be deemed to be the beneficial owners of any Shares.

(f)	The Noonday Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Individual Reporting Person is incorporated herein by reference for each such Noonday Individual Reporting Person.

(c)	None.

(d)

Each of the Farallon General Partner, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Funds. Each of the Management Company, the First Noonday Sub-adviser and the Second Noonday Sub-adviser has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Managed Accounts. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

(e)	As of March 5, 2007, the Noonday Individual Reporting Persons may no longer be deemed to be the beneficial owners of any Shares.

The Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and managing member of the Noonday Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. The First Noonday Sub-adviser and the Second Noonday Sub-adviser, as sub-investment advisers to the Funds and the Managed Accounts, may be deemed to be the beneficial owners of all such Shares owned by the Noonday Fund and certain of such Shares owned by the Farallon Funds and the Managed Accounts. The Noonday General Partner, as general partner to the Second Noonday Sub-adviser, may be deemed to be

Page 35 of 70 Pages

the beneficial owner of all such Shares owned by the Noonday Fund and certain of such Shares owned by the Farallon Funds and the Managed Accounts. The Noonday Individual Reporting Persons, as managing members of both the First Noonday Sub-adviser and the Noonday General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Noonday Fund and certain of such Shares owned by the Farallon Funds and the Managed Accounts. Each of the Management Company, the Farallon General Partner, the Noonday Sub-adviser Entities and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of March 19, 2007, certain of the Farallon Funds, the Management Company and a special purpose entity formed by the Management Company entered into a Commitment Letter (including the summary of terms and conditions attached thereto, the “Commitment Letter”) pursuant to which such Farallon Funds and the Managed Accounts or one or more new special purpose entities to be formed by the Management Company (any of the foregoing, the “Lenders”) would, subject to the conditions stated therein, extend term loans to the Subsidiaries in an aggregate principal amount of $200 million. In addition, at the closing of the term loans, the Company would issue to the Lenders or their affiliates warrants (the “Warrants”) pursuant to which the Lenders or their affiliates would have the right to acquire approximately 3.3 million Shares at an exercise price of $10.00 per Share, subject to customary anti-dilution adjustments. Subject to obtaining requisite regulatory approvals, if any, the Warrants would be exercisable for a period of 10 years from and after the later of (a) 10 days after the filing of this Schedule 13D and (b) the earlier of (i) the 75th day after issuance and (ii) the earliest of (A) the Company entering into a merger agreement or any other agreement for a change of control transaction, or any agreement for a sale of all or substantially all the assets, (B) the commencement of any tender or exchange offer for the Company’s Shares or (C) any public announcement of any of the foregoing (the earliest of the foregoing, the “Exercise Date”). Under the Commitment Letter, the Lenders or their affiliates would also have certain preemptive rights, registration rights and the right to put the Warrants to the Company after certain events and in certain circumstances, each as set forth in the Commitment Letter. On the date that is 60 days prior to the applicable Exercise Date, the Lenders or their affiliates and certain Reporting Persons may be deemed to be the beneficial owners of the approximately 3.3 million Shares into which the Warrants are convertible. The consummation of the transactions described in the Commitment Letter is subject to the execution of definitive documentation by the Lenders and the Company and the other conditions set forth in the Commitment Letter.

The description of the terms of the Commitment Letter and the Warrants contained herein is a summary only, and is qualified in its entirety by reference to the terms of the Commitment Letter and its attached term sheet, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 36 of 70 Pages

Item 7. Materials To Be Filed As Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1	Joint Acquisition Statement pursuant to Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended
Exhibit 2	Commitment Letter, dated as of March 19, 2007

Page 37 of 70 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2007

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for

each of David I. Cohen, Chun R. Ding, William F. Duhamel,

Richard B. Fried, Douglas M. MacMahon, William F. Mellin,

Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment,

Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and

Mark C. Wehrly

The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13G on each person’s behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange

Page 38 of 70 Pages

Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13G on each person’s behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Noonday G.P. (U.S.), L.L.C., Noonday Asset Management, L.P., Noonday Capital, L.L.C. and Cohen authorizing Landry to sign and file this Schedule 13G on its or his behalf, which were filed with Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2005, by such Reporting Persons with respect to the Common Stock of Catalytica Energy Systems, Inc., are hereby incorporated by reference. The Power of Attorney executed by Mittal authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with Amendment No. 6 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2005, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.

Page 39 of 70 Pages

ANNEX 1

Set forth below with respect to the Management Company, the Farallon General Partner and the Noonday Sub-adviser Entities is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner other than Swart is a citizen of the United States. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 40 of 70 Pages

4.	The First Noonday Sub-adviser

(a)	Noonday G.P. (U.S.), L.L.C.
(b)	c/o Noonday Asset Management, L.P.
227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as sub-investment adviser to investment funds
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen and Saurabh K. Mittal

5	The Second Noonday Sub-adviser

(a)	Noonday Asset Management, L.P.
(b)	227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited partnership
(e)	David I. Cohen and Saurabh K. Mittal, the managing members of its general partner

6.	The Noonday General Partner

(a)	Noonday Capital, L.L.C.
(b)	c/o Noonday Asset Management, L.P.
227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as general partner of the Second Noonday Sub-adviser
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen and Saurabh K. Mittal

7.	The Noonday Individual Reporting Persons

Cohen is a citizen of the United States. Mittal is a citizen of India. The business address of each of the Noonday Individual Reporting Persons is c/o Noonday Asset Management, L.P., 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202. The principal occupation of each of the Noonday Individual Reporting Persons is serving as the managing member of both the First Noonday Sub-adviser and the Noonday General Partner. The Noonday Individual Reporting Persons do not have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 41 of 70 Pages

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

01/22/07	300 (P)	25.51
01/26/07	100 (P)	25.51
02/23/07	29,000 (S)	22.62
02/26/07	10,800 (S)	22.47
03/02/07	11,300 (S)	22.15
03/05/07	40,000 (S)	17.69
03/05/07	7,700 (S)	17.64

Page 42 of 70 Pages

SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

01/22/07	100 (P)	25.51
02/23/07	9,200 (S)	22.62
02/23/07	14,000 (S)	22.62
02/26/07	8,600 (S)	22.47
03/02/07	9,000 (S)	22.15
03/05/07	37,100 (S)	17.69
03/05/07	44,200 (S)	17.68

Page 43 of 70 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

02/23/07	2,000 (S)	22.62
02/26/07	800 (S)	22.47
03/02/07	800 (S)	22.15
03/05/07	2,000 (S)	17.69
03/05/07	400 (S)	17.64

Page 44 of 70 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

02/23/07	1,700 (S)	22.62
02/26/07	700 (S)	22.47
03/02/07	700 (S)	22.15
03/05/07	1,700 (S)	17.69
03/05/07	300 (S)	17.64

Page 45 of 70 Pages

SCHEDULE E

TINICUM PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

02/23/07	900 (S)	22.62
02/26/07	400 (S)	22.47
03/02/07	300 (S)	22.15
03/02/07	100 (S)	22.15
03/05/07	1,300 (S)	17.69
03/05/07	300 (S)	17.64

Page 46 of 70 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

01/22/07	200 (P)	25.51
02/23/07	32,300 (S)	22.62
02/26/07	12,000 (S)	22.47
03/02/07	12,500 (S)	22.15
03/05/07	46,000 (S)	17.69
03/05/07	8,800 (S)	17.64

Page 47 of 70 Pages

SCHEDULE G

NOONDAY CAPITAL PARTNERS, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

03/05/07	2,900 (S)	17.69
03/05/07	500 (S)	17.64

Page 48 of 70 Pages

SCHEDULE H

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)

01/22/07	400 (P)	25.51
01/26/07	200 (P)	25.51
02/23/07	72,200 (S)	22.62
02/26/07	26,700 (S)	22.47
03/02/07	28,001 (S)	22.15
03/05/07	106,251 (S)	17.69
03/05/07	2 (S)	17.65
03/05/07	20,398 (S)	17.64

03/05/07	23,800 (S)	17.69
03/05/07	4,500 (S)	17.64

Page 49 of 70 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Commitment Letter, dated as of March 19, 2007

Page 50 of 70 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 20, 2007

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

Page 51 of 70 Pages

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for

each of David I. Cohen, Chun R. Ding, William F. Duhamel,

Richard B. Fried, Douglas M. MacMahon, William F. Mellin,

Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment,

Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and

Mark C. Wehrly

Page 52 of 70 Pages

EXHIBIT 2

to

SCHEDULE 13D

FARALLON CAPITAL MANAGEMENT, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, CA 94111

March 19, 2007

Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, CA 92128

Re: Commitment Letter

Ladies and Gentlemen:

You have advised us that Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), desires to establish a $200,000,000 senior secured term loan facility (the “Term Loan Facility”) for Accredited Home Lenders, Inc., a California corporation (“AHLI”), and Accredited Mortgage Loan REIT Trust, a Maryland investment trust (“AMLRT”; and together with AHLI, the “Borrowers”). The proceeds of the Term Loan Facility would be used (i) to fund the repurchase obligations of the Borrowers, (ii) to satisfy margin calls of certain warehouse lenders, (iii) to fund loan originations, (iv) to pay all transaction costs, expenses and fees in connection with the transactions contemplated hereunder and (v) for general working capital and business purposes of the Borrowers. You have asked Farallon Capital Management, L.L.C. (“FCM”) to act as administration agent for the Term Loan Facility.

Based upon and subject to the terms and conditions set forth in (a) this commitment letter (the “Commitment Letter”) and (b) the Summary Terms and Conditions attached hereto as Appendix A (the “Summary of Terms”, and together with the Commitment Letter, the “Commitment”), Farallon is pleased to advise you of its commitment to have funds or managed accounts (the “Farallon Funds”, and together with FCM, “Farallon”) provide the full amount of the Term Loan Facility, either directly or via newly created special purpose vehicles on a several, and not joint and several, basis. The amount of the Term Loan Facility shall be allocated among the Farallon Funds in the amounts set forth on Annex 1 attached hereto. In addition, FCM will act as sole administrative agent and sole collateral agent for the Term Loan Facility. You agree that no other agents or arrangers will be appointed, and no other titles or compensation will be awarded or paid, in connection with the Term Loan Facility unless approved by Farallon.

The Commitment does not set forth all the terms and conditions of the proposed financing; rather, it only summarizes the major points of understanding which will be the basis of the final loan agreement and related documentation (which are collectively referred to herein as the “Applicable Documents”) which will be drafted by, and will be in form and substance satisfactory to, Farallon and its counsel. All terms used in this Commitment Letter and not otherwise defined herein shall have the meanings ascribed to them in the Summary of Terms.

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The Commitment is issued by the Farallon Funds based upon the financial and other information regarding the Company and its subsidiaries provided to Farallon. Accordingly, the Commitment is subject to the fulfillment to the satisfaction of Farallon of the following conditions: (i) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement and other loan documents incorporating the terms and conditions outlined in the Summary of Terms; (ii) satisfaction of each of the conditions set forth in the Summary of Terms; (iii) performance of each of the covenants set forth herein; and (iv) the truth and accuracy of each of the representations and warranties herein.

You hereby represent and covenant that (i) all information which has been or is hereafter made available to Farallon by or on behalf of the Company or any of its subsidiaries or their representatives in connection with the transactions contemplated hereby (“Information”) is or, when furnished will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (ii) the financial projections concerning the Company and its Subsidiaries that have been or will be made available to Farallon by or on behalf of the Company or any of its Subsidiaries or their representatives (the “Projections”) have been and will be prepared in good faith based upon reasonable assumptions (it being understood that such financial projections (including any related schedules and notes) are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and the Borrowers and no assurance is or can be given that any projections or other results contemplated therein will be realized). You hereby agree to supplement the Information and the Projections from time to time until the closing date of the Term Loan Facility so that the representation and warranty in the preceding sentence is correct on the closing date of the Term Loan Facility. In structuring and entering into the Term Loan Facility, Farallon will be using and relying on the Information and the Projections without independent verification thereof.

The Company and the Borrowers jointly and severally agree to pay or reimburse Farallon for all reasonable out-of-pocket costs and expenses of every type and nature (including all costs and expenses of counsel) incurred by Farallon before, on or after the date hereof in connection with Farallon’s legal, tax and regulatory review and documentation of (i) the transactions discussed with the Company prior to the date hereof and (ii) the transactions contemplated by this Commitment, up to a maximum of $1,500,000 (which cost and expense cap shall not apply to any indemnification obligations in favor of Farallon pursuant to the terms hereof). Such cost and fee reimbursement shall be due and payable on the earlier of (i) closing date of the Term Loan Facility and (ii) April 2, 2007.

The Company and the Borrowers agree to (i) indemnify and hold harmless Farallon and its affiliates, and their respective directors, officers, employees, members, managing members, agents, attorneys and shareholders (collectively, the “Indemnified Persons”) against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the Indemnified Persons may become subject in connection in any way with the Commitment or the Term Loan Facility or the transactions contemplated under this Commitment, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except (with respect to any Indemnified Person) to the extent any of the foregoing is found to have arisen from such Indemnified Person’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final, non-appealable order or judgment (provided that such determination would not impair a right of recovery by any other

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Indemnified Person); and (ii) assert no claim against any Indemnified Person seeking consequential, punitive or special damages in connection with the Commitment. The obligations described in this paragraph are independent of all other obligations hereunder and under the Applicable Documents, shall survive the expiration, revocation or termination of the Commitment, and shall be payable whether or not the transactions contemplated by the Commitment shall close.

If not accepted in accordance with the terms set forth below, and unless earlier terminated in accordance with the terms hereof or as a result of a breach of any representation, warranty or undertaking herein by you, the Commitment shall expire at the close of business in San Diego, California, on April 2, 2007 without any further action by any person or entity, and from and after such date shall have no further force or effect (except as otherwise provided herein with respect to indemnification, limitation of liability and payment of expenses and the like, choice of law, waiver of trial by jury and matters of confidentiality), unless the Commitment is extended by Farallon in writing in its sole and absolute discretion.

The Commitment shall not be assignable by you without the prior written consent of Farallon. The Commitment is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or to create any rights in favor of, any person other than the parties hereto and their indemnified persons.

THE COMMITMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE DETERMINED, IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICT OF LAWS PROVISIONS THAT REQUIRE OR PERMIT APPLICATION OF THE LAWS OF ANY OTHER STATE OR JURISDICTION, BUT INCLUDING SECTION 5-1401 AND SECTION 5-1402 OF THE GENERAL OBLIGATIONS LAW) AND DECISIONS OF THE STATE OF NEW YORK. IF THE COMMITMENT BECOMES THE SUBJECT OF A DISPUTE, EACH OF THE PARTIES HERETO HEREBY CONSENTS TO THE JURISDICTION OF ANY LOCAL, STATE AND FEDERAL COURTS LOCATED WITHIN THE STATE OF NEW YORK AND WAIVES ANY AND ALL RIGHT TO CONTEST SUCH JURISDICTION, WHETHER ON THE GROUNDS OF VENUE OR FORUM NON CONVENIENS OR OTHERWISE, AND WAIVES ANY RIGHT TO TRIAL BY JURY.

The Commitment Letter, together with the Summary of Terms, embodies the entire understanding among the parties hereto relating to the matters discussed herein and therein and, except for any confidentiality or non-disclosure agreement entered into between Farallon, the Borrowers and/or the Company, supersedes all prior discussions, negotiations, proposals, agreements and understandings, whether oral or written, relating to the subject matter hereof and thereof. No course of prior conduct or dealings between the parties hereto, no usage of trade, and no parole or extrinsic evidence of any nature, shall be used or be relevant to supplement, explain or modify any term used herein. Any modification or waiver of the Commitment or the terms hereof must be in writing, must be stated to be such and must be signed by an authorized representative of each party hereto.

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If you wish to accept the Commitment, please return executed counterparts of this Commitment Letter, on or before 8:00 a.m., San Diego time, on March 20, 2007.

[The remainder of this page is blank.]

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This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Very truly yours,

FARALLON CAPITAL PARTNERS, L.P.

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

By:	Farallon Partners, L.L.C., their General Partner

By: /s/ Jason E. Moment

Name: Jason E. Moment
Title: Managing Member

FCOI II INVESTMENTS LTD

By:	Farallon Capital Management, L.L.C., its agent and attorney in fact

By: /s/ Jason E. Moment

Name: Jason E. Moment
Title: Managing Member

The Undersigned Hereby Accepts the Borrowers’ Request

to Act as Administrative Agent and Collateral Agent:

By:	FARALLON CAPITAL MANAGEMENT, L.L.C.

By: /s/ Jason E. Moment

Name: Jason E. Moment
Title: Managing Member

:

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The Foregoing Is Hereby Accepted And

Agreed To In All Respects By The Undersigned:

ACCREDITED HOME LENDERS HOLDING CO.

By: /s/ James E. Konrath

Name: James E. Konrath
Title: Chief Executive Officer

ACCREDITED HOME LENDERS INC.

By: /s/ James E. Konrath

Name: James E. Konrath
Title: Chief Executive Officer

ACCREDITED MORTGAGE LOAN REIT TRUST

By: /s/ James E. Konrath

Name: James E. Konrath
Title: Chief Executive Officer

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Summary of Terms and Conditions

Dated March 19, 2007

This Summary of Terms and Conditions (“Summary” or “Term Sheet”) is for convenience of reference only and shall not be considered to be exhaustive as to the final terms and conditions that govern any potential financing arrangements.

Borrowers:	Accredited Home Lenders, Inc. (the “Company”) and Accredited Mortgage Loan REIT Trust (the “REIT” and together with the Company, the “Borrowers”).
Guarantor:

Accredited Home Lenders Holding Co. (“Parent”) and all direct and indirect subsidiaries of the Parent (other than the REIT and its subsidiaries, but each subsidiary of the REIT shall guarantee the REIT Loan only ) (the “Guarantors”; and together with the Borrowers, the “Obligors”).

Administrative Agent:	Farallon Capital Management, L.L.C. (“Farallon”) or its designee (the “Agent”).
Lenders:	Funds and managed accounts managed by Farallon or entity to be formed by Farallon (collectively, the “Lenders”).
Term Loan Facility:

A $200,000,000 senior secured term loan facility (“Term Loan Facility”) pursuant to which non-amortizing term loans (the “Loans”) will be made to the REIT in an aggregate amount of $70,000,000 (the “REIT Loan”) and to the Company in an aggregate amount of $130,000,000 (“AHL Loan”).

Purpose:

(i) General working capital for operating expenses;

(ii) To satisfy repurchase obligations;

(iii) To satisfy margin calls from warehouse lenders;

(iv) To fund loan originations; and

(v) To pay down Bear Stearns line to $30,000,000.

Closing Date:	The date on which the conditions have been satisfied and the Loans have been made.
Maturity Date:	The five year anniversary (the “Maturity Date”) of the Closing Date.

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Interest Rate and Payment:

Thirteen percent (13%) per annum; provided that during any period that an Event of Default has occurred and is continuing, the interest rate shall be increased to seventeen percent (17%) per annum.

Interest payments shall be computed on the basis of a 360-day year, and the actual number of days elapsed and shall be payable in cash on June 1, September 1, December 1 and March 1 of each year, beginning June 1, 2007.

Voluntary Prepayments:

The Borrowers may prepay the Loans in whole on any business day, subject to the giving of five business days notice. Any such voluntary prepayment shall be at a prepayment price set forth on the schedule below, in each case plus accrued and unpaid interest on the face amount of Loans prepaid:

Loan Year 1: 107%

Loan Year 2: 107%

Loan Year 3: 105%

Loan Year 4: 103%

Loan Year 5: 100%

Change of Control Put:

Upon a Change of Control Event, the Lenders will have the right, at their option within ninety (90) days of such event, to require the Borrowers to repay any or all of the Loans in cash at 102% of the principal amount thereof, plus accrued and unpaid interest thereon.

Security:

The obligations with respect to the AHL Loan will be secured by a first priority lien on all unencumbered assets of the Obligors (other than the REIT) and a second lien on all assets of the Obligors (other than the REIT) that are encumbered as of the date hereof (until such assets cease to be so encumbered, whereupon they will become subject to such first priority lien), where permitted by the Obligors’ various credit documents (including a second lien on all pledged servicing rights and servicing receivables). The REIT Loan will be secured by a first priority lien on all unencumbered assets of the Obligors (including the REIT) and a second lien on all assets of the Obligors (including the REIT), including the residual or retained interests held by the REIT or its affiliates in any REIT or Aames securitization transactions. Collateral arrangements shall permit ordinary course securitization issuances and replacement of warehouse collateral, placing unencumbered loans into a warehouse facility in anticipation of securitization for the benefit of the REIT, whole loan sales, etc. and shall also permit financing of up to $15,000,000 of servicing advances.

Collateral documentation to include first priority stock pledges (i) by Parent of the stock of the Company and Accredited Home Lenders Canada, Inc., (ii) by the Company of all common stock of the REIT and (iii) by the REIT of all stock of Aames Investment Acceptance Corporation (provided however that the pledge of such stock will only secure the REIT Loan).

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The Company shall establish a cash collateral deposit account, which deposit account shall be under the control of the Agent, and shall deposit $30,000,000 into such account on the Closing Date. The $30,000,000 may be used to support and invest in any securitization structures in any past and future securitizations and the equity component of committed warehouse lines of credit which are satisfactory to the Agent, provided that the Agent has a first priority perfected security interest in the residuals of such new securitizations.

All dividends on the common stock of the REIT shall be deposited into the cash collateral account and so long as no Default or Event of Default has occurred or liquidity (to be defined which will include any cash on deposit in the cash collateral account) does not fall below $75,000,000, the Company shall have access to that cash. At any time that the Borrowers’ liquidity is below $75,000,000, 50% of all dividends on the common stock of the REIT and 100% of any federal tax refund relating to the 2006 and 2007 calendar year-end will remain in the cash collateral account. If any Default or Event of Default occurs, all dividends of the common stock of the REIT and 100% of any federal tax refund relating to the 2006 and 2007 calendar year-end will remain in the cash collateral account during the existence of such Default or Event of Default.

The tax refund shall be deposited into the cash collateral account and so long as no default or event of default has occurred, the Company shall have access to that cash.
Term Warrants:

Parent will issue to the Lenders the number of warrants that, when taken together with the Lenders existing Parent common stock holdings of approximately 6.9%, will represent 19.9% of the outstanding common stock of Parent (approximately 3.3 million warrants) (the “Term Warrants”). The Term Warrants will be freely transferable by a Lender at any time and from time to time, subject to applicable securities laws and that Lender shall not knowingly, after reasonable inquiry, transfer Term Warrants to any person whose holding of such warrants would cause the REIT to lose its status as a Real Estate Investment Trust.

The exercise price of the Term Warrants will be equal to $10.00 per share.

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The Term Warrants will be exercisable for a period of 10 years from and after the issuance date, subject to obtaining requisite regulatory approvals, if any. In addition, the Term Warrants shall not be exercisable until the later of (x) the tenth day after a Lender or its affiliates amends its Schedule 13G with respect to Parent’s common stock into a Schedule 13D and (y) the earlier of (i) the 75th day after issuance and (ii) a Change of Control Event (such date, the “Initial Exercise Date”). “Change of Control Event” means the earliest of (a) Parent entering into a merger agreement or any other agreement for a change of control transaction, or any agreement for a sale of all or substantially all of Parent’s assets, (b) the commencement of any tender or exchange offer for Parent’s shares, or (c) any public announcement of any of the foregoing.

The Term Warrants will be exercisable for cash, through the extinguishment of a portion of the Loan at par equal to the aggregate exercise price payable, through a cashless exercise or any combination of the foregoing.

Parent shall use commercially reasonable efforts to obtain all third party consents and approvals necessary or advisable for exercise of the Term Warrants. The Lenders shall cooperate in such efforts as reasonably required at Parent’s expense.

If (a) the warrants are not exercisable due to the need for third party consents or approvals by the Initial Exercise Date or (b) a Change of Control Event occurs, then each Lender will have the right to put to Parent (in whole or in part and from time to time) the Term Warrants for cash equal to the then Fair Market Value of the underlying Parent common stock in excess of the exercise price of such warrants. Parent shall be obligated to close within 30 days after such put is exercised.

“Fair Market Value” means the greater of (a) the 10 day trailing volume weighted average price of the common stock on its principal exchange at the time of exercise of the put and (b) if applicable, the sale or bid price per common stock for the Change of Control Event.

Anti-Dilution Rights:

The Term Warrants will have the benefit of customary anti-dilution protection including the following. The exercise price of the Term Warrants will be subject to proportional adjustment for any stock split, merger, recapitalization or similar event. Cash dividends paid by Parent will be adjusted for by decreasing the exercise price of the Term Warrants by the per share amount of the dividend. Furthermore, the exercise price of the Term Warrants will be subject to a weighted-average adjustment in the event that the Company issues additional equity securities at a price less than the exercise price of the Term Warrants, other than equity-based compensation programs approved by the Board prior to the date hereof and new programs that can represent in the aggregate up to 5% of the number of shares of common stock as of the date hereof.

Preemptive Rights:

The Lenders will have a preemptive right to purchase additional equity securities that are proposed to be issued by Parent on a pro rata basis calculated as if any outstanding Term Warrants have been exercised.

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Registration Rights:

If requested by a Lender at any time after the ninetieth day following the Closing Date, Parent will use its commercially reasonable best efforts to file a registration statement pertaining to the shares of Parent common stock held by the Lenders and their respective affiliates and their transferees, including any shares underlying the Term Warrants and any other securities held by the Lenders or their respective affiliates and their transferees, which will be effective no later than 180 days after request and will remain effective until the time at which the Lenders and their affiliates and their transferees can sell all its or their remaining shares without being subject to transfer or volume limitations. The plan of distribution section shall be as specified from time to time by the Lenders and their respective transferees, and shall cover the sale of shares of Parent common stock including providing for underwritten offerings using underwriters reasonably acceptable to Parent. If at any time the shelf is not available, each Lender and its affiliates and their transferees shall have fully transferable demand registration rights and customary piggyback registration rights. The registration rights agreement will contain customary covenants, representations and warranties and indemnities.

Board Observer Rights:

At any time after the Closing Date and only during such time as the Loans are outstanding, the Lenders will have customary board observer rights for two observers, which shall not include executive sessions of the board of its independent directors.

Offering Type:	The issuance of the Term Warrants will be made via a private placement in accordance with Section 4(2)/Regulation D.
Conditions Precedent to Funding:	The following conditions precedent must be satisfied prior to the funding of the Loans:

•     Agent shall have received the Loan Agreement, the Notes, the Collateral Documents, the other Loan Documents, required legal opinions and certificates, each duly executed and in form and substance satisfactory to the Agent.

• Agent shall be satisfied that all material liens granted to the Collateral Agent with respect to all collateral are valid and perfected liens and have the priorities indicated herein.

•     Except as disclosed in a schedule, there shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or governmental authority that, singly or in the aggregate, materially impairs the proposed financing or collateral, or that has resulted or could reasonably be expected to result in a material adverse change.

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• All required consents and authorizations shall have been obtained and all required notices to and required filings with any governmental authority or any other person or entity shall have been made.

•     Except as disclosed in press releases of Parent attached in a schedule, there has been no material adverse change in the business, financial performance, assets, operations, prospects, or condition (financial or otherwise) of Parent and its subsidiaries shall have occurred since December 31, 2006.

•     Bear Stearns shall have entered into a participation agreement, on terms and conditions satisfactory to the Agent, pursuant to which (i) the Lenders will have the right to buy participations in the repo facility provided to the REIT by Bear Stearns, (ii) Bear Stearns will agree to cap such repo facility to $30,000,000 and shall have waived all defaults under its repo facility, and (iii) the Lenders shall have a buyout right at par.

•     JPMorgan shall have consented to a second lien by the Agent on the JPMorgan servicing rights and servicing advance reimbursements, shall agree to cap the outstanding amount under the servicing rights financing to $50,000,000, and shall have waived all defaults under its facilities.

•     Agent shall be satisfied that the Borrowers have at least $750,000,000 in availability either under existing warehouse facilities with default waivers (satisfactory to the Agent) in place or under new warehouse facilities (satisfactory to the Agent).

•     Agent shall be satisfied that the value of the residuals of the REIT that the Agent has a first priority perfected lien on is not less than $150,000,000 as set forth in a discounted cash flow model using a 15% discount rate and good faith assumptions as provided by the Borrowers and attached as a schedule.

• Agent shall have received the Term Warrants and the Investor Rights Agreement, containing terms and conditions described herein and otherwise in form and substance satisfactory to Agent.

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•     Parent will represent to the Agent that the Parent’s 2006 10-K, when filed, to the best of its knowledge, will not contain any material changes, except as disclosed, from the draft previously provided, other than (i) to reflect the approximately $150 million loss on sale of loans, (ii) write down of the Parent’s deferred tax asset, (iii) the creation and write-off of good will related to the Aames acquisition, (iv) the inclusion of a going concern qualification in Grant Thornton’s audit opinion, and (v) a material weakness relating to the Company controls relating to non-recurring transactions, such as an acquisition.

•     The Borrowers shall have delivered to the Agent and the Lenders (i) an unaudited consolidated balance sheet of the Company dated not more than two days prior to the Closing Date showing tangible net worth of not less than $275,000,000 as of such date after adjustment for elimination of goodwill and (ii) a certificate of the Chief Financial Officer of the Company certifying as to such balance sheet and neither the Parent nor any of its subsidiaries has knowledge after reasonable inquiry or is aware of any information or other matter that would make the financial information set forth therein materially inaccurate or incomplete. This shall reflect (i), (ii) and (iii) of the paragraph above.

•     There shall not exist any violation of applicable laws and regulations (including, without limitation, ERISA, margin regulations and Environmental Laws) which could reasonably be expected to result in a Material Adverse Change, except as disclosed on a schedule.

•     The Agent shall have received reasonable reimbursement for all legal, tax and regulatory costs and expenses (including, without limitation, fees and expenses of counsel to the Agents) on work performed through the date hereof and work to be performed through the Closing Date due and payable on or before the Closing Date up to a maximum of $1,500,000.

• The representations and warranties shall be true and correct in all respects as of the Closing Date.
• No event shall have occurred and be continuing or would result from the making of the Loans that would constitute an Event of Default or a Default.
Representations/ Warranties

Customary for financings of this nature, including, but not limited to the following:

•     Corporate organization and existence; requisite power and authorization; qualification

•     Capital stock and ownership

• Execution, delivery and performance of Loan Documents does not violate law or governing documents or does not result in the imposition of liens

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•     Governmental or regulatory approvals or consents, or other third-party consents required

•     Legality, validity, binding effect and enforceability of each Loan Document

•     Financial Statements and pro forma balance sheet are fairly stated in all material respects

•     No Material Adverse Change (other than disclosures described in a schedule)

•     Maintenance of insurance

•     No litigation that may reasonably be expected to result in a material adverse change (other than as disclosed in a schedule)

•     Payment of taxes

•     Maintenance of properties

•     Environmental matters

•     Material Contracts in full force and effect

•     Not in the business of extending credit for the purpose of purchasing or carrying any margin stock

•     Investment Company representation

• ERISA and employee representations • Environmental representation • No broker’s fees other than any payments to Bear Stearns and Friedman Billings Ramsey • Solvency representation
• Perfection of liens • Disclosure representation • Patriot Act representation
Covenants:	Customary for financings of this nature, including but not limited to the following:

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•     The Borrowers will maintain liquidity (to be defined) of at least $75,000,000 at all times and will agree to notify the Agent if liquidity falls below $150,000,000 at any time or if management believes such event is reasonably likely. If the Borrowers’ liquidity does fall below $75,000,000, 50% of all dividends on the common stock of the REIT will remain in the cash collateral account.

•     The Borrowers will use best efforts to enter into a committed warehouse facility, which is not a repurchase facility and is acceptable to the Agent, such acceptance not to be unreasonably withheld, within the first 60 days after the Closing Date. The Borrowers will fund 50% of the dollar amount of the loan originations during any quarterly period with committed warehouse facilities acceptable to the Agent, such acceptance not to be unreasonably withheld.

•     The present value of all the residual cash flows in the REIT, discounted at 15%, will at all times equal or exceed 125% of the sum (the “Combined REIT Debt”) of the aggregate outstanding balance under the Bear repo facility plus the REIT Loan. If at any time the Agent does not believe that the present value of all residual cash flows in the REIT, determined above, does not exceed 125% of the Combined REIT Debt, then the Agent may request that the REIT value the present value of the residual cash flows in the REIT. If the REIT determines that the present value of the residual cash flows does not exceed 125% of the Combined REIT Debt, then the Agent, after notice to the REIT, shall allow the Borrowers to pay-off the Combined REIT Debt within 30 days, at no premium, provided, however, that the Borrowers may, in lieu of full repayment, post cash in a cash collateral account in the REIT equal to the difference between 125% of the Combined REIT Debt and the average of the Lenders’ and the third-party’s valuations. The Borrowers may pay off the Combined REIT Debt with another facility, as long as such facility is not a repurchase financing structure and such facility does not exceed the lesser of $100 million dollars or the amount outstanding of the Combined REIT Debt at the time the Combined REIT Debt is repaid. If such Combined REIT Debt is not paid off by the Borrowers within 30 days of notice by the Agent, then the Agent may take any action deemed necessary to protect Lenders’ interest in the residual cash flows.

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•     If at any time the Agent believes that the present value of the residual cash flows in the REIT, discounted at 15%, does not exceed 125% of the Combined REIT Debt and the Borrower believes that such present value as determined above does exceed 125% of the Combined REIT Debt, then the Agent will select a third party independent valuation firm reasonably acceptable to the Borrowers and a third party valuation will be received. If the value of the residual cash flows received from the third party valuation firm is greater than 125% of the Combined REIT Debt, no further action may be taken under this provision in regards to a request. If the value of the residual cash flows received from the third party valuation firm is less than 125% of the Combined REIT Debt, then the Agent, upon notice, may give the Borrowers 30 days to pay-off the Combined REIT Debt, at no premium, provided, however, that the Borrowers may, in lieu of full repayment, post cash in a cash collateral account in the REIT equal to the difference between 125% of the Combined REIT Debt and the average of the Lenders’ and the third party’s valuations. The Borrowers may pay off the Combined REIT Debt with another facility, as long as such facility is not a repurchase financing structure and does not exceed the lesser of $100 million dollars or the amount outstanding at the time for the Combined REIT Debt. If such Combined REIT Debt is not paid off by the Borrowers within 30 days of notice by the Agent, then the Agent may take any action deemed necessary to protect Lenders’ interest in the residual cash flows.

•     The indebtedness of the REIT can not increase without the express written consent of the Agent except in the ordinary course of business in connection with the funding of securitizations and financing of whole loans, but indebtedness may be incurred in an amount equal to or less than the Combined REIT Debt to pay-off the Combined REIT Debt.

•     The 9.75% dividend on the Series A Preferred Stock of the REIT can not be increased without the express written consent of the Agent.

•     The Company can not transfer warehoused loans to the REIT and the REIT shall not enter into any repo/financing transactions under any of its warehouse credit agreements other than in anticipation of a pending securitization of all such loans and, in the event of such an anticipated securitization, the loans can not be transferred to the REIT prior to the fifteenth day prior to the expected securitization closing date.

•     All subsidiaries of Parent will be prohibited from issuing any preferred equity securities and the Parent’s subsidiaries will be prohibited from issuing any equity securities that are not pledged to the Agent on a first priority basis.

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•     If the Agent reasonably believes that an event may occur which would cause a Trustee to be permitted to require a backup servicer, the Agent may request that the Company or its subsidiaries, as appropriate, will enter into backup servicing arrangements reasonably acceptable to the Agent within thirty days. If an event occurs that would permit the Trustee to require the servicer to be replaced, the Agent may request that the Company or its subsidiaries, as appropriate, replace the servicer.

• Financial statements and other reporting requirements • Preservation of corporate existence

•     Payment of taxes and claims

•     Maintenance of properties

•     Maintenance of insurance

•     Maintenance of books and records; inspection and visitation rights

•     Compliance with laws (including, without limitation, environmental laws and ERISA) and performance of obligations

•     Further assurances

•     REIT to maintain status as a REIT

•     Distributions of income

•     Control accounts; cash management

•     Limitation on Indebtedness

•     Limitation on Liens

•     No further negative pledges

•     Limitation on Restricted Payments

•     Restrictions on Subsidiary distributions

•     Limitation on Investments

•

•     Limitation on fundamental changes, disposition of assets and acquisitions

•     Restrictions on speculative transactions

•     Limitation on sale and lease-back transactions

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• Restrictions on transactions with Affiliates • Restrictions on engaging in any business other than as presently conducted

•     Environmental covenant

•     Investment Company Act covenant

•     Maintenance of Fiscal Year

•     Restrictions on changes to governing documents

•     Limitation on amendments or waivers with respect to subordinated debt

•     Limitation on asset sales out of the ordinary course of business

Events of Default:	Customary for financings of this nature, including but not limited to the following:
• Failure to pay principal, interest or any other amount payable under the Loan Documents.
• Breach of any material term of the Loan Documents, subject to certain grace periods.
• Cross-default to certain specified indebtedness that would have a material adverse change to a Borrower or any other Obligor.
• Reorganization, liquidation, or voluntary or involuntary bankruptcy or insolvency proceedings.

•     Any representation, warranty or certification made in connection with the Loan Documents shall be false in any material respect that would have a material adverse change to a Borrower or any other Obligor.

• The occurrence of a material adverse change to the financial condition of Parent and its subsidiaries.
• Any material judgment, writ or warrant of attachment.
• The occurrence of a material ERISA Event.
• Guaranties, collateral documents or other loan documents unenforceable or liens invalid.
Indemnity:

The Borrowers will indemnify each Agent and its affiliates and each Lender and its affiliates, and their respective directors, officers, employees, members, managing members, agents and shareholders from any losses, claims, damages or liabilities to which an indemnified party may become subject or which arise out of, or relate to or result from, the Loan Documents, except to the extent related to the gross negligence, bad faith or wilful misconduct of the Agent, such Lender or any such party.

Taxes; Yield Protection:

All payments made free and clear of present or future United States taxes, withholdings (other than withholdings on interest payments made to offshore Lenders) or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office).

In addition, the loan documentation will contain standard yield protection provisions protecting the Lenders in the event of unavailability of funding, illegality, increased costs, capital adequacy and funding losses.

Governing Law:	New York.
Assignment:

Each Lender has the right to assign or sell participation in all or a portion of its rights and obligations under the loan documentation to one or more assignees or purchasers. Upon any such assignment, the assignee shall become a Lender for all purposes of the loan documentation.

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